CETERA INVESTMENT SERVICES LLC
(SEC I.D. No. 8-31826)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31826

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2023__ AND ENDING __12/31/2023__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Cetera Investment Services LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

400 First St. S. Suite 300
(No. and Street)

St. Cloud	MN	56302
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Rodney Dowell	(310) 341-1853	rodney.dowell@cetera.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

555 W. 5th Street, Floor 27	Los Angeles	CA	90013
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Rodney Dowell_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Cetera Investment Services LLC (the "Company")_____, as of ___December 31___, 2 _023_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL STAMP
Rickt Collier Brown
NOTARY PUBLIC - OREGON
COMMISSION NO. 1040023
MY COMMISSION EXPIRES August 17, 2027

Signature: _____

Title:
Principal Financial Officer
_____

_____ 2-27-2024
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP

555 W. 5th Street,
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213-688 0100

www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Investment Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cetera Investment Services LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2024

We have served as the Company's auditor since 2016.

CETERA INVESTMENT SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS		
Cash and cash equivalents	$	104,418,342
Cash segregated under federal regulations		88,523,295
Receivable from clearing organizations, brokers and dealers		7,744,517
Receivable from customers		12,648,225
Commissions receivable		18,831,577
Related party receivables		1,293,376
Other receivables		9,983,764
Deferred charges		16,286,921
Intangible assets, net of accumulated amortization of $4,611,193		15,883,000
Investments in fractional shares held by customers		5,860,772
Property and equipment, net of accumulated depreciation of $3,742,099		3,978,338
Other assets, net of allowance of $66,514		13,295,095
Total assets	$	298,747,222

LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payables to clearing organizations, brokers and dealers	$	1,748,862
Payables to customers		105,811,109
Commissions payable		37,264,208
Related party payables		9,581,045
Accrued compensation		5,067,032
Accrued expenses and accounts payable		3,963,165
Deferred revenue		556,142
Repurchase obligation for investments held by customers		5,860,772
Other liabilities		8,443,139
Total liabilities		178,295,474

COMMITMENTS AND CONTINGENCIES (Note 10)

MEMBER'S EQUITY		
MEMBER'S EQUITY		120,451,748
Total liabilities and member's equity	$	298,747,222

The accompanying notes are an integral part of this Statement of Financial Condition.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Investment Services LLC (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to individuals nationally through financial institutions and independent advisors.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec"). Aretec is a direct wholly owned subsidiary of GC Two Intermediate Holdings, Inc. which is a wholly owned subsidiary of GC Two Holdings, Inc. ("GC Two"). On October 2, 2023, GC Two entered into an Agreement and Plan of Merger with GC Three Holdings, Inc. ("GC Three") and GC Three Holdings Sub I, Inc. ("Merger Sub"). On December 22, 2023, the Merger Sub merged with and into GC Two with GC Two surviving the merger and continuing as a direct wholly owned subsidiary of GC Three.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Reportable Segment

The Company operates exclusively in the United States as one operating segment as it only reports financial information on an aggregate basis to its chief operating decision makers.

Cash and Cash Equivalents

Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and that are so near their maturity that they present insignificant risk of changes in value because of changes in interest rates.

Cash Segregated Under Federal Regulations

The Company segregates cash pursuant to the requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3 for the exclusive benefit of customers.

Receivable from and Payable to Customers

Receivable from and payable to customers include amounts related to cash and margin transactions. Customer cash receivables and payables arise from timing differences in the receipt and disbursement of customer funds. In margin accounts, the Company extends credit to its customers to finance their purchases of securities. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the Statement of Financial Condition.

Commissions Receivable and Payable

Commissions receivable includes commissions from brokerage, mutual fund, and direct private placement transactions, traded but not yet received. Commissions receivable also includes mutual fund and annuity trailers.

Commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Other Receivables

Other receivables primarily consist of accrued customer account fees, accrued receivables related to cash sweep programs, and accrued reimbursements and allowances from product sponsors.

Deferred Charges

Deferred charges primarily consist of unamortized conversion and growth allowances which are provided to the Company's financial institution investment programs and are typically amortized over the term of the respective program's contract. As of December 31, 2023, the Company had unamortized deferred charges of $16,286,921. As of December 31, 2023, the weighted average remaining useful life was 5.6 years.

Intangible Assets

The intangible assets that are deemed to have definite lives are amortized over their useful lives, generally from 4 - 20 years. See Note 6 – "Intangible Assets", for additional information.

Definite-lived intangible assets subject to amortization are reviewed for impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset or asset group to estimated undiscounted future cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset or asset group exceeds the estimated fair value of the asset or asset group.

Investments in Fractional Shares Held by Customers

The Company offers a Dividend Reinvest Program ("DRIP") that allows investors to reinvest cash dividends into additional shares of the underlying stock which may result in fractional shares transferred to client accounts. Fractional shares held by customers do not meet the criteria for derecognition under ASC 860, "Transfers and Servicing", and as such are accounted for as a secured borrowing (repurchase obligation) with the underlying financial assets pledged as collateral. These financial assets are presented as investments in fractional shares held by customers with a corresponding repurchase obligation for investments held by customers on the Statement of Financial Condition. The Company elected fair value option ("FVO") to measure the repurchase obligation. The fair value of these investments is determined by quoted prices in active markets and are classified as Level 1 within the fair value hierarchy.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, and securities sold, not yet purchased are recorded on a trade date basis. Securities owned, and securities sold not yet purchased are stated at fair value. As of December 31, 2023, securities owned of $245,077 are included in Other assets and securities sold, not yet purchased of $20,338 are included in Other liabilities in the Statement of Financial Condition. See Note 3 – "Fair Value Measurements" for more information.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation and amortization. Office furniture and equipment, and internally developed and purchased software are depreciated using the straight-line method over their estimated useful lives ranging from 3 to 10 years. Leasehold improvements are amortized over the lesser of their useful lives or the term of the lease.

Other Assets

Other assets include an alternative investment in a privately held equity investment of $4,172,231, which is measured using net asset value.

Other assets also include prepaid expenses, deposits with brokers and dealers and clearing organizations, and advisor advances of $123,080 net of allowance for bad debt of $66,514. The Company estimates expected credit losses for advisor advances based on evaluation of several factors related to credit risk, including financial advisors' affiliation status and advance purpose. Additionally, we consider overall macro-economic factors that may impact estimated expected credit losses. The methodologies and assumptions used in estimating credit losses are regularly evaluated to determine if our estimates are appropriate with adjustments made on a quarterly basis.

Deferred Revenue

The Company records deferred revenue when cash payments are received or due in advance of its performance obligation, including amounts which are refundable.

Contract Acquisition Costs

The Company identifies all significant costs to obtain or fulfill a contract with a customer. These costs generally fall within referral costs, financial advisor related costs, and transfer costs incurred by underlying customers of the acquired financial advisor. Transfer costs related to customers are recognized as assets and are amortized over the estimated customer relationship life on a straight-line basis. Referral costs and other financial advisor related costs are recognized as assets and are amortized over the estimated financial advisor relationship life on a straight-line basis. These assets are presented in the deferred charges line of the Company's Statement of Financial Condition. To the extent that these costs are initially estimated and accrued for, adjustments are made based on actual costs incurred. .

Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. This ASU also requires that an entity with a single reportable segment, such as the Company, provide all of the disclosures required as part of the updates and all existing disclosures required by Topic 280. This update is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company does not expect this update to have an impact on its Statement of Financial Condition.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2023, there were no transfers between Levels 1, 2, and 3.

The Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis by product category as of December 31, 2023 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 81,395,591	$ -	$ -	$ 81,395,591
Investments in fractional shares held by customers	5,860,772	-	-	5,860,772
Securities owned - recorded in Other assets:				
Mutual funds	717	-	-	717
Unit investment trusts	37,327	-	-	37,327
Equity securities	191,698	-	-	191,698
U.S government bonds	837	-	-	837
Municipal bonds	14,498	-	-	14,498
Total securities owned	245,077	-	-	245,077
Total	$ 87,501,440	$ -	$ -	$ 87,501,440

	Level 1	Level 2	Level 3	Total
Liabilities:				
Repurchase obligation for investments held by customers	$ 5,860,772	$ -	$ -	$ 5,860,772
Securities sold, not yet purchased- recorded in Other liabilities:				
Equity securities	3,669	-	-	3,669
Corporate bonds	-	16,669	-	16,669
Total securities sold, not yet purchased	3,669	16,669	-	20,338
Total	$ 5,864,441	$ 16,669	$ -	$ 5,881,110

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Mutual funds, U.S. government bonds, municipal bonds, unit investment trusts, and publicly traded equity securities with sufficient trading volume are fair valued by management using quoted prices in active markets. Accordingly, these securities are classified within Level 1. Corporate bonds are fair valued by management using third-party pricing services and are classified as Level 2.

Fair Value of Financial Instruments not Measured at Fair Value

The fair value of cash and cash equivalents and cash segregated under federal and other regulations was estimated to approximate the carrying value and are classified as Level 1 of the fair value hierarchy.

The fair value of receivable from and payables to clearing organizations, brokers and dealers, receivable from and payables to customers, commissions receivable and payable, related party receivables and payables, other receivables, accrued compensation, and accrued expenses and accounts payable were estimated to approximate the carrying value and are classified as Level 2 of the fair value hierarchy due to their short-term nature.

NOTE 4 - RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivable from and payable to brokers, dealers and clearing organizations result from the Company's processing of customer transactions and consisted of the following as of December 31, 2023:

Receivables:		
Omnibus account receivable	$	6,906,318
Fails to deliver		838,199
Total		7,744,517
Payables:		
Clearing organization	$	385,785
Fails to receive		1,363,077
Total	$	1,748,862

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2023:

Leasehold improvements	$	4,149,072
Office furniture and equipment		2,830,023
Internally developed and purchased software		741,342
Total property and equipment		7,720,437
Less: Accumulated depreciation		(3,742,099)
Total property and equipment, net	$	3,978,338

NOTE 6 –INTANGIBLE ASSETS

The Company amortizes intangible assets with definite lives on a straight-line basis over their useful lives. None of the intangible assets with definite lives are anticipated to have a residual value.

The following tables present the components of intangible assets with definite lives subject to amortization at December 31, 2023:

As of December 31, 2023	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Useful Life (years)
Financial advisor relationships	$ 20,494,193	$ (4,611,193)	$ 15,883,000	15.5
Total	$ 20,494,193	$ (4,611,193)	$ 15,883,000	

NOTE 7 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by Cetera Financial. Costs of the plans are allocated to the Company based on rates determined by Cetera Financial. The Company had no separate employee benefit plans in 2023 and relied on Cetera Financial to cover all eligible employees. All benefits that were paid by Cetera Financial were charged back to the Company for reimbursement.

NOTE 8 - RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on factors including assets total revenues, under management, sales volume, number of personnel and producing advisors. In 2023, the Company allocated expenses to its related party, Cetera Investment Advisors LLC ("CIA"), per an expense sharing agreement. The Company provides custodial services for certain customer retirement accounts of three affiliated companies, Cetera Advisors LLC, Cetera Advisor Networks LLC and Cetera Financial Specialists LLC.

Because these transactions and agreements are with affiliates, they might not have been the same as those recorded if the Company were not a wholly owned subsidiary of Cetera Financial and affiliated with the other entities.

A majority of the Company's advisors hold both securities and advisory licenses. The Company is not a Registered Investment Advisor (RIA), and as such, any advisory business generated by these advisors is recorded at CIA, an affiliated RIA.

As of December 31, 2023, the Company had a $9,567,653 outstanding payable to Cetera Financial and $13,392 of outstanding payables to other affiliates. Additionally, the Company had a $1,291,906 outstanding receivable from CIA and $1,470 of outstanding receivables from other affiliates as of December 31, 2023.

Cetera Financial may fund note receivables as part of the recruitment effort to the Company's advisors. Those notes typically require the payback of principal and interest to Cetera Financial over periods of three to four years. The issuance of these notes by Cetera Financial is typically accompanied by the execution of a bonus agreement, between the financial advisor and the Company, providing for the payment based on the passage of time or attainment of certain production targets.

Given the credit agreements Aretec has with its lenders, in the event of a default the Company's assets could be used to satisfy Aretec's obligations.

NOTE 9 - OFF BALANCE SHEET RISK

The Company is engaged in various principal and brokerage activities with counterparties primarily including broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

In the event a customer fails to satisfy its cash or margin account obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash in bank deposit accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

The Company holds securities that can potentially subject the Company to market risk. The amount of potential gain or loss depends on the securities performance and overall market activity. The Company monitors its securities positions on a monthly basis to evaluate its positions and if applicable, may elect to sell all or a portion to limit the loss.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

Service contracts - The Company has contracted for technology processing services. The following table shows the future annual minimum payments due:

	Year Ended December 31
2024	$ 4,560,000
2025	4,560,000
2026	4,657,500
2027	4,757,438
2028	4,859,873
Total	$ 23,394,811

Line of credit - The Company has a $50,000,000 uncommitted collateralized line of credit with a nationally recognized financial institution. The line of credit does not have a stated expiration. There were no outstanding borrowings as of December 31, 2023.

Legal and regulatory proceedings related to business operations - The Company is involved in legal proceedings from time to time arising out of business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a loss with regard to a legal proceeding when it believes it is probable a loss has occurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

The Company has self-reported to the SEC regarding possible violations of the recordkeeping requirements of the federal securities laws in connection with business-related off-channel communications. During the year ended December 31, 2023, the Company recognized a liability as it believes it is probable that a liability has occurred and potential civil penalties attributable to the Company related to the matter have been estimated to be $625,000, which is included in Other liabilities in the Statement of Financial Condition.

When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

NOTE 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2023, the Company had net capital of $55,048,698, which was $54,761,231 in excess of required net capital of $287,467.

NOTE 12 - SUBSEQUENT EVENTS

The Company has evaluated activity through the date the Statement of Financial Condition was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the Statement of Financial Condition.

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